EXHIBIT 99.7
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                                  (Translation)


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                        State Food & Drug Administration
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                       Approval for Drug Clinical Research
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Original No.
Acceptance No.X0306208                                    Approval No.2004L00315

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
Name of Drug            SARS Vaccine Inactivated

English/Latin Name      SARS Vaccine Inactivated

Form of Drug            Water injection            Matter under application        New drug

Specifications          1.0 ml/dose                Registration Classification     Type 1 of Preventive
                                                                                   Biological Product

                        Beijing Sinovac Biotech Co. Ltd, Laboratory Animal Research Institute of Chinese
Applicants              Medical Science Academy, Institute for Viral Disease Control of the Chinese
                        Center for Disease Control

                        In accordance with the {{Drug Control Act of the People's Republic of China}},
                        the product has been examined to conform to the regulations for approval for new drugs. Permission is hereby granted for one phase of clinical research.

Conclusion              Due to the specific characteristics of the SARS Vaccine Inactivated, the following steps must be taken besides meeting the requirements of GCP drug clinical research:  1. the clinical research scheme of this product must be examined and approved by the Ethics Committee before being carried out.  2. The research Subject should be selected from among healthy people in an area unaffected by SARS; results of physical exam and lab tests should be normal; SARS antibody must be negative; no past history of special or chronic diseases; no allergy; and are between 20-50 years of age.  3. In the Informed Consent, the
                        Subject should be made fully aware of the risks associated with participating in the research. This product is being tested on a human body for the first time in the world and there has not been sufficient basic and animal test research. As a result, several kinds of harmful reactions may occur to the Subject after injection of this product, including seriously harmful reactions such as anaphylactic shock, allergy of the central nervous system, contracting SARS, or having immunopotentiative reaction when infected with the SARS virus.  4.
                        Presently, there is no clear knowledge of what would happen after the clinical application of this product. Therefore, all Subjects must remain under the tight supervision of the Clinical Research Unit during the entire research period. In the event of infection, quarantine protective treatment should be initiated immediately.  5. For a certain period of time after the clinical research (before the specific antibody basically disappears), the Subject should be kept in touch and given follow-up visits.  6. Samples used in the clinical research must be approved by the National Institute for the Control of Pharmaceutical & Biological
                        Products before being used.
                        See Attachment for other research work to be performed
                        during the Clinical Research period.

                        Beijing Sinovac Biotech Co. Ltd, Laboratory Animal Research Institute of Chinese
Original to:            Medical Science Academy, Institute of Viral Disease Control of the Chinese Center
                        for Disease Control

                        Beijing Drug Administration Bureau, National Institute for the Control of
Copy to:                Pharmaceutical & Biological Products, Drug Testing Center of the State Food &
                        Drug Administration

Remark                  Attachment
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[Drug Registration Seal of the State Food & Drug Administration]
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January 19, 2004